UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HYDROPHI TECHNOLOGIES GROUP, INC.
Full Name of Registrant

BIG CLIX, CORP.
Former Name if Applicable

1325 W IRVING PARK ROAD, SUITE 201
Address of Principal Executive Office (Street and Number)

BENSENVILLE, IL 60106
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information and related disclosures of the registrant with respect to the fiscal period ended March 31, 2016. During the fourth quarter of 2015 the registrant entered into several financings and announced a merger. As a result, despite diligent efforts, the process of compiling and disseminating the information required to be included in the Form 10-Q for the fiscal period ended March 31, 2016, as well as the completion of the required review of the registrant's financial information and related disclosures with respect to such fiscal period, could not be completed without incurring undue hardship and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nikola Zaric	(404)	974-9910
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☐ Yes  ☒ No

Form 10-K for the transition period from March 31, 2015 to January 1, 2016.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed on Form 8-K filed with the Securities and Exchange Commission on November 24, 2015, on November 23, 2015, the registrant purchased all of the outstanding stock of each of Pro Star Freight Systems Inc. and Pro Star Truck Center Inc. (collectively, “Pro Star”), with Pro Star continuing as a wholly-owned subsidiary of the registrant (the “Merger”).  The registrant anticipates that the Merger will result in changes in the operating results for the quarter ended March 31, 2016 compared to the quarter ended March 31, 2015.  However, the registrant has not completed its review of the financial information required to be disclosed on Form 10-Q for the quarter ended March 31, 2016.  Therefore, the registrant is not in a position at this time to provide any reasonable estimate of any anticipated significant changes in the operating results for the quarter ended March 31, 2016 compared to the quarter ended March 31, 2015.

Cautionary Note to Investors Regarding Forward-Looking Statements

This notification includes forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The word “expects” and similar terms and phrases are used in this notification to identify forward-looking statements, including estimates concerning the registrant’s results of operations for the quarter ended March 31, 2016. Forward-looking statements are subject to various known and unknown risks and uncertainties and the registrant cautions you that any forward-looking information provided by or on behalf of the registrant is not a guarantee of future performance. The registrant’s actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the registrant’s control, including, but not limited to, the risk factors detailed from time to time in reports filed by the registrant with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The registrant undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

HYDROPHI TECHNOLOGIES GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2016	By:	/s/ Nikola Zaric
Name: Nikola Zaric
Title: President